UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07005761

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS' CHOICE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7695 KERNSVILLE ROAD
(No. and Street)

OREFIELD (City) PA (State) 18069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J MANNION 610-391-0589 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHAFFER & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

1104 S. CEDAR CREST BLVD (Address), ALLENTOWN (City) PA (State) 18103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J Mannion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors' Choice Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William J Mannion
Signature

CFO
Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lori A. Purcell, Notary Public
Upper Macungie Twp., Lehigh County
My Commission Expires Oct. 4, 2008
Member, Pennsylvania Association Of Notaries

Lori A Purcell
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
MAR - 6 2007
WASH. D.C.
186
SECTION

INVESTORS' CHOICE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

INVESTORS' CHOICE SECURITIES, LLC

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
1104 S. Cedar Crest Blvd. • Allentown, PA 18103 • **610-820-4160** • FAX: **610-820-9543**

Report of Independent Auditors

To the Members
INVESTORS' CHOICE SECURITIES, LLC
Orefield, Pennsylvania

We have audited the accompanying balance sheets of Investors' Choice Securities, LLC, as of December 31, 2006 and 2005 and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors' Choice Securities, LLC, as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Shaffer + Associates

February 8, 2007
Allentown, Pennsylvania

INVESTORS' CHOICE SECURITIES, LLC
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

(See Accountants' Report)

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 20,422	$ 10,429
Commissions Receivable	50	3,132
Total Current Assets	20,472	13,561
FIXED ASSETS		
Property and Equipment, Net	58	175
OTHER ASSETS		
Organization Costs, Net	-0-	-0-
Investments	9,237	10,554
Total Other Assets	9,237	10,554
TOTAL ASSETS	$ 29,767	$ 24,290
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 8,893	$ 1,566
Trade Accounts Payable	101	-0-
Total Current Liabilities	8,994	1,566
MEMBERS' EQUITY	20,773	22,724
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 29,767	$ 24,290

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

(See Accountants' Report)

	2006	2005
REVENUES		
Commissions	$ 23,599	$ 19,385
Total Revenues	23,599	19,385
SELLING, GENERAL & ADMINISTRATIVE EXPENSES		
Advertising	193	207
Amortization	-0-	4
Bonding Expense	364	369
Commissions	11,412	9,185
Continuing Education/Dues	74	180
Depreciation	117	623
Guaranteed Payments to Members	1,200	500
Legal and Accounting	2,170	1,554
Membership Fees	1,115	1,470
Occupancy	2,400	2,400
Office Expense	18	18
Registration Fees	1,210	1,210
Total Expenses	20,273	17,720
OTHER INCOME (LOSS)		
Miscellaneous	410	705
Unrealized Gain/(Loss) on Securities	(1,317)	7,254
Total Other Income/(Loss)	(907)	7,959
NET INCOME (LOSS)	$ 2,419	$ 9,624

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

(See Accountants' Report)

	2006	2005
BALANCE, Beginning	$ 22,724	$ 12,860
Add: Capital Contributed	-0-	240
Add: Net Income	2,419	9,624
Less: Distributions	(4,370)	-0-
Less: Net Loss	-0-	-0-
BALANCE, Ending	$ 20,773	$ 22,724

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

(See Accountants' Report)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 2,419	$ 9,624
Depreciation	117	623
Amortization	-0-	4
Unrealized Gain/(Loss) on Securities	1,317	(7,254)
Change in Assets and Liabilities:		
Accounts Receivable	3,082	(3,094)
Accounts Payable	7,428	1,329
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,363	1,232
CASH FLOWS FROM INVESTING ACTIVITIES		
Organizational Costs	-0-	-0-
Furniture and Equipment	-0-	(507)
Investments	-0-	(240)
NET CASH USED IN INVESTING ACTIVITIES	-0-	(747)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Distributions	(4,370)	240
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(4,370)	240
NET INCREASE IN CASH	9,993	725
CASH AT BEGINNING OF YEAR	10,429	9,704
CASH AT END OF YEAR	$ 20,422	$ 10,429

The accompanying notes are an integral part of these financial statements.

(See Accountants' Report)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company

Investors' Choice Securities, LLC, located in Orefield, Pennsylvania is a Limited Liability Company that was established on April 22, 1999. The company is registered as a limited broker dealer and is a member in the National, State of Pennsylvania, and State of New Jersey Associations of Securities Dealers. Income is derived from commissions earned on transactions involving securities in client portfolio accounts.

B. Basis of Accounting

Investors' Choice Securities, LLC, utilizes the accrual method of accounting for both financial reporting and tax purposes. The accrual method recognizes revenues when earned and expenses when incurred.

C. Property and Equipment

Fixed assets are stated at cost and are being depreciated over their useful lives (seven years) using the Modified Accelerated Cost Recovery System (MACRS). Depreciation under this method does not materially differ from conventional methods.

D. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Accounting for Long-Lived Assets

The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 2006, the Company believes that there has been no impairment of its long-lived assets.

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

G. Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the periods ending December 31, 2006 and December 31, 2005 were $193 and $207, respectively.

NOTE 2 - FIXED ASSETS

The following is a summary of fixed assets at cost, less accumulated depreciation:

	2006	2005
Property and Equipment	$ 1,812	$ 1,812
Less: Accumulated Depreciation	1,754	1,637
	$ 58	$ 175

NOTE 3 - OTHER ASSETS

Other assets represent items related to the following:

Organizational costs include $152 for filing and name change fees in the setup of the company. Organizational costs will be amortized on a straight line basis over 60 months, starting in February 2000, the month the company was approved to operate as a broker dealer. Amortization expense for the periods ending December 31, 2006 and December 31, 2005 were $0 and $4, respectively.

Investments represent 300 shares of the NASDAQ Stock Market, Inc. that were purchased in the first phase of the NASDAQ private placement in April 2000. The stock is classified as being available for sale and is reported at fair market value.

NOTE 4 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE 5 - LEASE OBLIGATIONS

The Company leases its office space and use of furnishings and equipment from a partnership in which one of the partners is also a member in the Company. The lease term is 12 months commencing in January each year, payable in monthly installments of $200. The total lease payments for the periods ending December 31, 2006 and December 31, 2005 were $2,400 and $2,400 respectively.

INVESTORS' CHOICE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 and 2005

(See Accountants' Report)

NOTE 6 - AUDITED NET CAPITAL COMPUTATION

On February 18, 2000, the Company was approved to operate as a limited broker dealer from the National Association of Securities Dealers. This association requires the maintenance of a minimum net capital. For the periods ending December 31, 2006 and December 31, 2005, the Company had sufficient net capital, as defined, in excess of the required net capital of $5,000.

The computation is as follows:

	2006	2005
Members' Equity, Beginning -1/1	$ 22,724	$ 12,860
Additional Contributions	-0-	240
Distributions	(4,370)	-0-
	18,354	13,100
Net Income (Loss)	2,419	9,624
Adjusted Net Worth	20,773	22,724
Subordinated Loans	-0-	-0-
Total Available Capital	20,773	22,724
Non-Allowable Assets:		
Firm Investments, Restricted	-0-	-0-
Furniture and Equipment	(58)	(175)
Organization Costs	-0-	-0-
Tentative Net Capital	20,715	22,549
Haircuts	(1,386)	(1,583)
Net Capital, Ending - 12/31	$ 19,329	$ 20,966
Net Capital	$ 19,329	$ 20,966
Required Net Capital	(5,000)	(5,000)
Excess Net Capital	$ 14,329	$ 15,966

No material difference exists between the audited Computation of Net Capital and the unaudited Focus Report Part II A as submitted by the Company.

Pursuant to SEC Rule 15c3-3(K) (I), the Company is exempt from the reserve requirement.


SHAFFER & ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
1104 S. Cedar Crest Blvd. • Allentown, PA 18103 • **610-820-4160** • FAX: **610-820-9543**

To the Members
INVESTORS' CHOICE SECURITIES, LLC
Orefield, Pennsylvania

In planning and performing our audit of the financial statements of Investors' Choice Securities, LLC (the Company), for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

www.shaffercpas.com

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1984 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Shaffer & Associates

Shaffer & Associates, LLC
Allentown, Pennsylvania
February 8, 2007

END